UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 under
the Securities Exchange Act of 1934

For the month of May 2014	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

    If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

            Other Events

    On May 14, 2014, AerCap Holdings N.V. issued a press release announcing the completion of its previously announced acquisition of International Lease Finance Corporation (“ILFC”) as well as the completion of the previously announced offering of $2.6 billion aggregate principal amount of senior notes by AerCap Ireland Capital Limited and AerCap Global Aviation Trust, each a wholly-owned subsidiary of AerCap, a copy of which is attached hereto as exhibit 99.1.

            On May 2, 2014, ILFC filed its interim financial statements for the quarterly period ended March 31, 2014, a copy of which is attached hereto as exhibit 99.2.

            On March 5, 2014, ILFC filed its annual financial statements for the fiscal year ended December 31, 2013, a copy of which is attached hereto as exhibit 99.3.

           The information contained in exhibits 99.2 and 99.3 to this Form 6-K is incorporated by reference into AerCap’s Form F-3 Registration Statement File No. 333-187222 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

    Exhibits

23.1	Consent of Independent Registered Public Accounting Firm.

99.1	Press release, dated May 14, 2014.

99.2	ILFC interim financial statements for the quarterly period ended March 31, 2014.

99.3	ILFC annual financial statements for the fiscal year ended December 31, 2013.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
Name: Aengus Kelly
Title: Chief Executive Officer

Date: May 14, 2014

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm.

99.1	Press release, dated May 14, 2014.

99.2	ILFC interim financial statements for the quarterly period ended March 31, 2014.

99.3	ILFC annual financial statements for the fiscal year ended December 31, 2013.